भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SUPPL

Date : 14-08-2008
Ref. No.: CO/S&B/SKT/2008/ 2391

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36
ACQUISITION OF STATE BANK OF SAURASHTRA
BY STATE BANK OF INDIA

SEC Mail
Mail Processing
Section
AUG 28 2008
Washington, DC
109

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/2380 dated 14-08-2008 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. as above

08004660

PROCESSED
SEP 04 2008
THOMSON REUTERS

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भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
**Shares & Bonds Department**, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

**Tel.:** 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date :14-08-2008

Ref. No.:
CO/S&B/SKT/2008/2380

Dear Sir,

**LISTING AGREEMENT: CLAUSE 36**
**ACQUISITION OF STATE BANK OF SAURASHTRA**
**BY STATE BANK OF INDIA**

In terms of Clause 36 of the Listing Agreement, we advise that by an order dated 13.08.2008 Ministry of Finance: Department of Financial Services, Govt. of India has passed an order for acquiring of State Bank of Saurashtra by State Bank of India.

This will come into effect on the effective date as may be notified by the Govt. of India in the official Gazette.

Yours faithfully,

General Manager

भारतीय स्टेट बैंक S.B.I.
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
CORPORATE CENTRE

END